FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 27, 2007

GETTY COPPER INC.
(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1
(Address of principal executive offices)

Attachments:

  1.   News Release Dated July 5, 2007
  2.   Statement of Material Change July 5, 2007
  3.   News Release Dated July 19, 2007
  4.   News Release Dated July 24, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: July 27, 2007   By: /s/ *"John M. Parks"*
                                        Name

                                Its: Corporate Secretary
                                       (Title)



GETTY COPPER INC.

Trading Symbol TSX:V
GTC
July 5, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company announces that it has settled all of the outstanding litigation involving former director Vittorio Preto and valuation consultant Ross Glanville.

In both cases, the board of directors of the Company concluded that notwithstanding their belief that the Company's position would likely have been successful before the court, continuing the litigation was no longer in the best interests of the company given the ongoing expenses of a protracted trial that would probably extend into 2008, as well as the risk of an inability to recover an award of substantial damages from the defendants,

Preto had sued the Company claiming indemnification of his legal cost in defending an action brought by Robak Industries et al. Initially the Company defended the indemnification claim citing instances of bad faith as a defence to Preto's claim. The Company also counterclaimed alleging that Preto had been negligent in carrying out his professional responsibilities to the Company while serving as the Company's site manager. The Company also claimed in the same proceeding that Glanville and his company had been negligent in performing certain valuations on behalf of the Company. Both claims were being tried together.

Mutual releases have been exchanged. The Company has paid $95,000 and good and other valuable consideration to Glanville in settlement of his outstanding account and court costs and the Company has paid Preto $200,000 in settlement of his outstanding account, his indemnification claim and court costs.

ON BEHALF OF THE BOARD OF DIRECTORS

_____
John M. Parks, Director and General Counsel

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-649-0331   Fax: 604-931-2814

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Telephone: 604-931-3231

Item 2   Date of Material Change

July 5, 2007

Item 3   News Release

The news release was disseminated on July 5, 2007 through Market News Wire and Stockwatch.

Item 4   Summary of Material Change

Settlement of litigation between Company and former director, Vittorio Preto and valuator Ross Glanville.

Item 5   Full Description of Material Change

The Company announced that it has settled all of the outstanding litigation involving former director Vittorio Preto and valuation consultant Ross Glanville.

Mutual releases have been exchanged. The Company has paid $95,000 to Glanville in settlement of his outstanding account and court costs and the Company has paid Preto $200,000 in settlement of his outstanding account, his indemnification claim and court costs.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

For further information contact:
JOHN M. PARKS,
CORPORATE SECRETARY
604-649-0331

Item 9   Date of Report

July 5, 2007



GETTY COPPER INC.

Trading Symbol TSX:V GTC
July 19, 2007

NEWS RELEASE

Getty Receives Updated Resource Estimate on Getty South Deposit

The company wishes to announce that it has received a National Instrument 43-101 (NI 43-101) Technical Report for the Getty South Copper deposit located in the Highland Valley area near Kamloops in British Columbia. The report was prepared by Craig L. Parkinson, P.G. of Vector Engineering, Inc.

The report discloses that the inferred resources consist of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.


INFERRED RESOURCE SUMMARY
GETTY SOUTH DEPOSIT
CUT-OFF GRADE = 0.20% COPPER


Ore Type	Tonnes (000's)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	3,100	0.51	34.6
Sulfide	25,060	0.46	255.4
Total	28,160	0.47	290.0

The Getty South property is currently 50% owned and controlled by Getty Copper Inc., and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty Copper Inc.

The Getty South property consists of 22 crown granted claims which are located approximately 5 km north of the former Bethlehem mine, in the Highland Valley mining camp.

The report also recommends at least three in-fill diamond drill core holes should be drilled to a depth of 500 meters each at an estimated cost of $150,000, as well as conduct a program of additional in-fill drilling, trenching and bulk sampling.

The inferred mineral resource is prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definition standards on Mineral Resources and Mineral Reserves, and the author of the report is an independent Qualified Person within the meaning of NI 43-101.

The date of the report is June 18, 2007. The report utilized data from 118 diamond drill holes totaling 19,003 meters. In addition to the 118 drill holes, 15 trenches having a total trench length of 1,572 meters were evaluated in conjunction with the observations made in 1,719 meters of underground workings. The data from trench sampling together with geological evaluations, drill-data cross sections, plan maps and elevation maps, and assay results of all sampling programs were used to conduct an assessment of the Getty South Deposit. The data was utilized to determine the

width, length and depth of individual mineralized copper resource blocks within the near-surface oxide mineralized zone and deeper sulfide mineralized zone. It must be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability and as such, additional work would be required to upgrade the resource from the inferred category.

The inferred resource estimates for the Getty South Deposit are based on estimates of the length, width and down-dip extension of the mineralized zones for each block in the conceptual model. The inferred mineral resource is composed of numerous inferred ore blocks projected from drill intercepts, underground sampling and mineral continuity data collected from surface trenches. Configuration and estimates of grades of the resource blocks are based on drill intercept data and on direct observation of the structures in underground workings.

The report will be filed on Sedar, and may be viewed at www.sedar.com.

The independent qualified person who has reviewed this release is Craig L. Parkinson P.G., a consultant to the company.

For a full review of the company's 200 square kilometer Highland Valley property, including the more advanced Getty North porphyry copper-molybdenum Deposit, which has been extensively drilled with over 200 diamond drill holes, please see the company's website **www.gettycopper.com**

ON BEHALF OF THE BOARD OF DIRECTORS

_____
John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-649-0331   Fax: 604-931-2814

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.



GETTY COPPER INC.

Trading Symbol TSX:V GTC
July 24, 2007

NEWS RELEASE

GETTY ANNOUNCES RESTRUCTURED MANAGEMENT TEAM

The company is pleased to announce that it has restructured it's management team.

Dr. Corby Anderson, CEng FIChemE, of Butte, Montana has been appointed President and Chief Operating Officer. Dr. Anderson has nearly thirty years of global experience with applied mining and metallurgical projects and operations. Dr. Anderson's mandate is to provide the necessary leadership in moving the company's Getty North and Getty South projects toward potential production of copper.

Dr. Anderson replaces Dr. Jean Jacques Treyvaud who had requested the board to find a replacement to allow him to dedicate the necessary time to his personal business interests.

Mr. Paul Frigstad of Vancouver has been appointed to head up the company's investor relations program. Mr. Frigstad brings over 30 years investor relations experience and an intimate knowledge of the Highland Valley area to Getty.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-649-0331   Fax: 604-931-2814